UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Directorate Change dated 15 April 2026

15 April, 2026

Rentokil Initial plc appoints Thérèse Esperdy as Chair

Rentokil Initial plc (LSE: RTO, NYSE: RTO) ("the Company") today announces the appointment of Thérèse Esperdy as Chair of the Board commencing 1 September 2026. She will join the Board as a Non-Executive Director and Chair-designate on 1 July 2026.

This appointment follows the announcement on 5 March 2026 that Richard Solomons, who has served as the Chair of the Company since 2019, had informed the Board of his intention to retire from the Company.

Thérèse is currently Non-Executive Chair of Imperial Brands plc, a position from which she will retire following their November 2026 Board meeting and FY 2026 results announcement, having served on the Board since July 2016. She is also the Senior Independent Director designate of Smith & Nephew plc and a Non-Executive Director of Moody's Corporation. Thérèse was previously Senior Independent Director of National Grid plc.

In her executive career, Thérèse held senior leadership roles with JP Morgan including Global Chair of their Financial Institutions Group, Co-head of Asia-Pacific Corporate & Investment Banking and Global Head of Debt Capital Markets.

Senior Independent Director, John Pettigrew, said:

"We are delighted to welcome Thérèse to Rentokil Initial. She brings considerable experience to the Board from her wide-ranging non-executive roles in international businesses based in both the UK and the US. The Board is confident that she is the best possible candidate to lead the Board through the exciting next phase of Rentokil Initial's growth, working with Mike and the executive team.

"On behalf of the Board, I would like to thank Richard for his strong, committed leadership and his significant contributions to the Company over many years."

Thérèse Esperdy, incoming Chair, said:

"It's a privilege to be appointed as Chair of the Board, and I am looking forward to working with my new colleagues to drive the Company forward and realise the great potential it has as a leading global provider of pest control and hygiene services."

Richard Solomons, outgoing Chair, said:

"It has been an immense privilege to serve as Chair of Rentokil Initial over what has been a period of growth and transformation for the business. With the successful appointment of Mike Duffy as CEO, and a clear strategy developed for North American growth, 2026 is the right time for me to step down and ensure a smooth handover to Thérèse. I have great confidence in the future success of Rentokil Initial - it's a high-quality business, full of exceptional people, operating in highly resilient growth markets."

Notes

The Board determined that Thérèse Esperdy is an independent Non-Executive Director on appointment in accordance with the UK Corporate Governance Code. She will succeed Richard Solomons as Chair of the Nomination Committee on 1 September 2026. There are no additional details to disclose under Listing Rule 6.4.8 in respect of the appointment. Thérèse will receive total fees of £725,000 per annum. Richard Solomons will retire from the Board with effect from midnight on 31 August 2026.

For further information, please contact:

Investors / Analysts: Heather Wood, Rentokil Initial plc, +44 7808 098793

Media: Malcolm Padley, Rentokil Initial plc, +44 7788 978199

About Rentokil Initial plc:

Rentokil Initial plc is a global leader in Pest Control and Hygiene & Wellbeing services. It employs c.63,400 people in 90 countries.

www.rentokil-initial.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 April 2026	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary